

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

November 16, 2017

Mr. Howard S. Jonas
Chairman of the Board and Chief Executive Officer
Genie Energy Ltd.
520 Broad Street
Newark, New Jersey 07102

> **Re:** **Genie Energy Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 16, 2017**
> **File No. 1-35327**

Dear Mr. Jonas:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        /s/ William H. Thompson

                                        William H. Thompson
                                        Branch Chief
                                        Office of Consumer Products